

Mail Stop 3720

August 5, 2008

Ms. Jean A. Bua
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:** **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 1-14195**

Dear Ms. Bua:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director